Interbrew

THE WORLD'S LOCAL BREWER

02 MAY 17 AM 10:32

[redacted]

02034204

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 15 May 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

dlw 5/20

PRESS RELEASE

Stella Artois official partner of Film Festival of Cannes

Brussels 15 May, 2002

Interbrew, *The World's Local Brewer©*, is pleased to announce that Stella Artois will be an official partner of the Film Festival of Cannes 2002. Interbrew has opted for "film" as the overall sponsoring theme for Stella Artois, one of its international brands. Selective and focused sponsoring is a part of Interbrew's marketing mix for Stella Artois.

Interbrew is building on its Stella Artois "film" sponsoring strategy and experience in the UK (since 1996), where the positioning of Stella Artois as "film" sponsor proved to be a great success. In 2002 Interbrew decided to leverage this local success on an international scale by, among other activities, partnering with the Film Festival of Cannes. This three year partnership with the Film Festival clearly indicates Interbrew's long term commitment to the sponsorship of film. In the mean time Stella Artois will continue to create proximity with the consumers by setting up local film related activities such as the Outdoor Screen Roadshow in Central and Eastern Europe, sponsorship of local film festivals, etc. In the coming years, Interbrew will gradually roll-out the "film" sponsoring concept in all Stella Artois markets.

The Film Festival of Cannes, which starts on 15 May 2002 until 26 May 2002, is one of the most renowned and prestigious Film Festivals in the world. Interbrew, *The World's Local Brewer©*, as an official partner of the Festival, offers to a selection of consumers a once in a life time VIP experience on a cruise ship in Cannes. These consumers, coming from 17 countries, are the winners of a Stella Artois film contest, which was set up through local promotions and via the international Stella Artois Screen website (www.stellaartoisscreen.com).

Linked to the partnership with the Film Festival of Cannes, Stella Artois made another long term commitment towards "film" on an international level by sponsoring the *Cinéfondation*, a reputable French film school in Paris, where young cineastes from all over the world come to study cinematography.

"In view of the international positioning of Stella Artois, it made absolute sense to choose a territory such as "film" as the overall sponsoring theme." said Ignace Van Doorselaere, Chief Marketing Officer of Interbrew. *"We consider sponsoring as part of our corporate marketing mix for our international premium brand."*

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler in Belgium), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com